UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: October 24, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated October 24, 2013.
99.2	Press Release dated October 24, 2013, entitled “CNOOC Limited Announces Key Operational Statistics of Q3”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2013 (ended 30 September 2013). The comparative statistics of the Group for the third quarter of 2012 (ended 30 September 2012) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the third quarter of 2013 (ended 30 September 2013). The comparative statistics of the Group for the third quarter of 2012 (ended 30 September 2012) are also disclosed in this announcement.

The Company achieved a total net production of 103.4 million barrels of oil equivalent (“BOE”) for the third quarter of 2013, representing an increase of 17.8% year over year (“YOY”), which was mainly attributable to the production contribution of 16.1 million BOE from Nexen Inc. (“Nexen”). Excluding Nexen, the net production for the third quarter of 2013 is almost flat YOY.

For the third quarter of 2013, the Company made two discoveries and ten successful appraisal wells offshore China. Among them, Luda 5-2N is a mid-sized new discovery; after appraisal, Kenli 9-5/9-6 was proved to be a mid-sized oil and gas structure. The Company also made three discoveries and five successful appraisal wells in overseas.

Having benefited from the oil and gas production growth, the total unaudited oil and gas sales revenues of the Company reached approximately RMB56.14 billion for the third quarter of 2013, representing an increase of 15.9% YOY. During the period, the Company’s average realized oil price increased 1.5% YOY to US$106.26 per barrel while the Company’s average realized gas price decreased 6.9% YOY to US$5.43 per thousand cubic feet.

For the third quarter of 2013, excluding Nexen, the Company's capital expenditure for exploration, development and production was approximately RMB17.7 billion, representing an increase of 18.2% YOY, mainly attributable to the increase of the development projects. For the third quarter of 2013, Nexen's capital expenditure was approximately RMB4.7 billion.

1

For the third quarter of 2013, the Company successfully completed the listing of its American depositary receipts on Toronto Stock Exchange.
Third Quarter and Year-to-Date Net Production Summary (Unaudited)*

	2013		2012
Crude Oil & Liquids (mmbbls)	Q3	YTD	Q3	YTD
China
Bohai	34.9	107.3	38.6	110.6
Western South China Sea	7.3	20.0	6.6	19.2
Eastern South China Sea	11.7	38.9	11.5	31.6
East China Sea	0.2	0.4	0.1	0.4
Subtotal	54.1	166.6	56.8	161.8
Overseas
Asia	2.9	7.9	1.3	3.4
Oceania	0.5	1.2	0.5	1.2
Africa	7.8	20.8	6.0	17.4
North America	8.6	21.3	3.3	6.8
South America	2.1	6.2	1.8	6.1
Europe	7.6	20.7	—	—
Subtotal	29.5	78.1	12.9	34.9
Subtotal (mmbbls)	83.5	244.7	69.6	196.7
Natural Gas (bcf)
China
Bohai	9.7	33.4	10.2	33.1
Western South China Sea	30.8	91.0	35.7	99.6
Eastern South China Sea	14.2	40.8	14.5	39.8
East China Sea	3.0	8.6	3.0	9.0
Subtotal	57.8	173.7	63.4	181.5
Overseas
Asia	13.1	35.8	13.5	45.5
Oceania	9.7	25.3	11.4	25.6
North America	21.6	54.2	4.1	12.7
South America	11.9	34.9	12.3	35.2
Europe	1.3	5.9	—	—
Subtotal	57.7	156.1	41.4	119.0
Subtotal( bcf)	115.5	329.8	104.7	300.5
Total Net Production( mm BOE)	103.4	301.5	87.8	248.7
* Including our interest in equity method investees, which is approximately 4.2 mmboe in Q3 2013 and 4.1 mmboe in Q3 2012.

2

Third Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)

	RMB (millions)				US$ (millions)
	2013		2012		2013		2012
	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Sales Revenue
Crude oil and liquids	52,685	156,736	45,052	134,339	8,537	25,202	7,110	21,273
Natural gas	3,451	10,199	3,392	9,764	559	1,640	535	1,546
Marketing revenue, net	346	1,318	101	205	56	212	16	32
Others	869	2,511	416	1,142	141	404	66	181
Total	57,351	170,764	48,961	145,450	9,293	27,458	7,727	23,032

Capital Expenditures
Exploration	4,496	12,254	3,129	9,856	729	1,971	494	1,561
Development	13,567	39,373	9,221	24,446	2,199	6,333	1,455	3,871
Production	4,319	9,048	2,651	5,066	699	1,457	418	802
Total	22,382	60,675	15,001	39,368	3,627	9,761	2,367	6,234

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.1711 has been used for the third quarter of 2013, and an exchange rate of US$1 = RMB6.3367 has been used for the third quarter of 2012, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 24 October 2013

3

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang

4

Exhibit 99.2

For Immediate Release

CNOOC Limited Announces Key Operational Statistics of Q3

(Hong Kong, October 24, 2013) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) is pleased to announce its key operational statistics for the third quarter of 2013.

During the quarter, the Company’s total net production rose 17.8% year over year (YOY) to 103.4 million barrels of oil equivalent (BOE) in which Nexen contributed 16.1 million BOE. If excluding Nexen’s contribution, the net production for the third quarter of 2013 is basically flat YOY.

The Company made 5 new discoveries and 15 successful appraisal wells in total for the third quarter. In offshore China, we made 2 new discoveries and 10 successful appraisal wells, among which Luda 5-2 North is a mid-sized new discovery and Kenli 9-5/9-6 was proved to be a mid-sized oil and gas structure. In the meantime, the Company made 3 new discoveries and 5 successful appraisal wells in overseas.

On September 18, 2013, CNOOC Limited was listed at the Toronto Stock Exchange (TSX), representing the Company’s consistent commitment to the transparency and good corporate governance.

Greatly benefited from the growth in production volume, the unaudited oil and gas sales revenue of the Company reached approximately RMB56.14 billion, representing an increase of 15.9% YOY. The Company’s average realized oil price increased 1.5% YOY to US$106.26 per barrel while the Company’s average realized gas price went down 6.9% YOY to US$5.43 per thousand cubic feet.

Taking out of Nexen’s impact, the Company's capital expenditure reached approximately RMB17.7 billion during the third quarter, representing an increase of 18.2% YOY, mainly attributed to the increase of the development projects. For the third quarter of 2013, Nexen's capital expenditure was approximately RMB4.7 billion.

Mr. Li Fanrong, Chief Executive Officer of the Company commented, “I am glad to see that the Company made significant progress in exploration for the third quarter，particularly the new discovery Luda 5-2 North and successful appraisal Kenli 9-5/9-6 have further enlarged the reserve scale of Bohai and facilitated our sustainable development in the future.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words  "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2012 Annual Report on Form 20-F filed on April 24, 2013.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com